P.E. 2/5/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02017098

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period January 28, 2002 – February 5, 2002

RECD S.E.C.
FEB 25 2002

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __x__

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x__

PROCESSED
MAR 04 2002
THOMSON
FINANCIAL

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

Exhibit No.	Description	Page No.
1.	News Release dated 28 January 2002	1
2.	News Release dated 30 January 2002	2
3.	News Release dated 5 February 2002	3-8
4.	News Release dated 5 February 2002	9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 6 February 2002

By:

John Comrie
Secretary

IPSCO

News Release

For Immediate Release

[Axis, Alabama], [28January 2002] -- IPSCO Steel (Alabama) Inc. is saddened to advise that an employee, Thomas Barnes, age 33, died while on duty on Saturday, January 26 at about 8:30 am. Mr. Barnes was struck by a sack of compound used in the steelworks while it was being moved by a crane. An investigation involving Company officials, as well as OSHA representatives, is continuing.

Mr. Barnes had been an IPSCO employee for 22 months. He is survived by his wife and two sons. IPSCO and all of its employees, extend their condolences to Mr. Barnes' family.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
Tel. (630) 810-4790
Release #02-03

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IPSCO

News Release

REMINDER NOTICE

IPSCO INC. FOURTH QUARTER RESULTS

30 January 2002 -- (NYSE:IPS) IPSCO will be releasing its fourth quarter results on 05 February 2002. A conference call for analysts interested in discussing the results has been scheduled for 2:00 pm EST on Tuesday 5 February. Participating in the call will be David Sutherland, President and Chief Executive Officer, Bob Ratliff, Vice President and Chief Financial Officer, and Anne Parker, Vice President. If you would like to participate in the call please dial 641-6452 if you are within the 416 area code or 877-871-9526 if you are outside the 416 code. Please dial in 5 minutes before the call starts to ensure that you get a line. Questions will be answered following a brief presentation from the company representative. The text of the results will have been faxed or e-mailed out to you earlier. If you have not yet supplied us with your email address and would like to receive information from us in that manner please email your address to
vmarchessault@ipsco.com

The Conference call will be webcast live in its entirety (including the question and answer portion) on the IPSCO website. It will be archived and will remain on the site following the call.

If you are unable to participate in the call and would like access to the audio call the postview number at 416-626-4100 and the reservation/access number is 20182981. The postview call will be available for two business days beginning at 4:00 pm EST 5 February 2002.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
Tel. 630-810-4790
Release #02-04

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- more -

ipsco

News Release

For Immediate Release

IPSCO REPORTS PROFIT IN 2001

PLEASE NOTE THAT IPSCO RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois] [5 February 2002] -- IPSCO Inc. (NYSE/TSE:IPS) announced today that its full-year net income was $38.9 million compared to $57.7 million last year and net income available to common shareholders was $27.4 million. This can be compared to 2000 when net income available to common shareholders was $46.8 million. On a per share basis, basic earnings in 2001 were $0.67 per common share compared to $1.15 in the year earlier period. The results for the year include two one-time items: a fourth quarter charge of $0.16 per share for a non-cash asset writedown as well as $0.61 per share of income resulting from the settlement of litigation relating to the Montpelier Steelworks. The 2001 annual results also included a $4 million pre-tax charge for additional allowances for bad debt. Operating profit per ton shipped for the year was $19.

"IPSCO is pleased to have had a profitable year in 2001. The year was marked by tremendous adversity and by continuing price erosion caused by the lingering effects of imports. At the same time, the economy entered a recession, demand dropped, as did consumer confidence. These factors were exacerbated by energy pricing which tumbled during the year leading to a reduction in demand for energy related tubulars," said David Sutherland, President and Chief Executive Officer. "Few other North American steelmakers will be profitable for 2001," he added.

Annual shipments at 2,435,100 tons exceeded 2000 shipments by nine percent. "IPSCO believes this achievement is especially significant as it took place in a year when a manufacturing recession saw apparent North American steel demand fall by 13 percent," Sutherland commented. Shipments to United States based customers continued to grow with shipments to U.S. based customers at almost 65 percent of the total and with Canadian based customers accounting for the remaining 35 percent.

Sales revenues of $903.7 million were lower than the $949.3 million reported in 2000 mainly as a result of depressed pricing attributable to the overhang from prior year's import surges. Liquid steel production for the year 2001, with the combined output of its Montpelier, Mobile and Regina facilities, reached 2,414,500 tons, and was 19 percent higher than in the previous year, attributable to the Mobile Steelworks coming on-stream.

Tonnage of steel mill products shipped, which comprises hot rolled coil and discrete plate, was 14 percent higher than 2000 with the increased volume coming from the U.S. market which more than made up for a drop in the Canadian market. Further fabricated products which include cut-to-length steel, standard pipe, hollow structurals, and energy related tubular products grew by six percent. Again increased shipments in the U.S. more than offset a decrease in Canadian shipments.

In the fourth quarter of 2001 the Company incurred a loss of $15.5 million, down considerably from third quarter earnings of $8.5 million and the $9.9 million net income available to common shareholders recorded for the year earlier fourth quarter. The start-up period for the Mobile Steelworks ended 30 September 2001. Results of operations for the Mobile Steelworks have been included since 1 October 2001.
For the quarter, the basic loss per common share was $0.38 as compared to basic earnings of $0.24 in the same period a year earlier, and $0.21 per share earned in the third quarter. For the quarter the operating loss per ton shipped was $6. Included in the quarterly results is $0.16 per share charge to writedown certain idle assets to market value and almost $0.03 per share to reserve for increased bad debt exposure.

Shipments for the quarter were 604,800 tons, up eight percent over the fourth quarter 2000. Sales revenues of $222.5 million were lower than in the year earlier period, even with increased volumes, reflecting the poor pricing environment.

Quarterly shipments of hot rolled coil and plate at 288,200 tons were 28 percent higher than in the fourth quarter of 2000 largely as a result of the Mobile Steelworks coming on stream. Shipments of further fabricated products at 316,600 tons in the fourth quarter were down about five percent from the year earlier period. Within the group large diameter pipe shipments were down 23 percent due to lower demand in the energy transmission pipe business. Other tubular products sold to the energy industry, such as oil country tubular goods and small diameter line pipe, were down nine percent reflecting lower drilling rates. Tubulars for equipment manufacture and construction increased by seven percent, while sales from IPSCO's coil processing facilities were unchanged.

IPSCO said that major capital spending for the year totaled $157 million, down from the $377 million spent in 2000 with the bulk of the funds continuing to be spent on the completion of IPSCO's Alabama Steelworks.

"With respect to the forward picture, the momentum in the general economy and the posture that the U.S. President will take regarding the steel industry continue to be unclear," Sutherland said. " A remedy announcement from President Bush in the 201 case is expected in the first quarter. IPSCO reiterates that only a strong remedy with high tariffs against countries where the ITC made a positive injury finding will have the effect of allowing the industry to adjust appropriately."

"Starting late in the fourth quarter of 2001 a series of price increases were announced by U.S. and Canadian producers of steel plate and hot rolled coil which seem to be holding up in the marketplace," Sutherland added. "The outlook for these products is for continued restoration of pricing."

Sutherland said the outlook for the rest of 2002 was for the year to start off slowly with continued poor results to be experienced by the industry as a whole, and likewise for IPSCO. Resolution of issues relating to the 201 case and consolidation in the industry, coupled with more sustainable pricing, will set the stage for improvements in industry performance. An upturn in the economy into the year together with such improvements should bode well for the company."

For further information on IPSCO, please visit the company's web site at

www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors, including an unfavorable 201 remedy, weather conditions, drilling rig availability, demand for oil and gas, energy costs, demand for and prices for products produced by the company, and general economic trends. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those on IPSCO's Annual Report for 2000, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and Form 40-F.

Company Contact:

Bob Ratliff

Vice President and Chief Financial Officer

IPSCO Inc.

Tel. (630) 810-4769

Release #02-05

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CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States Dollars except for share, per share, ton and per ton data)

	For the Three Months Ended			For the Twelve Months Ended	
	31 Dec. 2001	31 Dec. 2000	30 Sept. 2001	31 Dec. 2001	31 Dec. 2000
Coil and Plate Tons Produced (thousands)	606.1	485.1	603.4	2,238.2	1,904.5
Finished Tons Shipped (thousands)	604.8	559.5	659.0	2,435.1	2,233.2
Revenue					
Sales	$ 222,464	$ 231,918	$ 229,134	$ 903,743	$ 949,263
Interest income (expense), net	(1,244)	837	288	(210)	800
	221,220	232,755	229,422	903,533	950,063
Expenses					
Cost of sales, exclusive of the following items	196,082	190,256	188,603	770,788	764,633
Non-recurring items	10,000	-	-	(29,000)	-
Selling, research and administration	17,319	15,618	13,499	57,527	62,076
Interest on long-term debt	5,266	82	76	5,496	6,934
Amortization of capital assets	11,119	7,818	9,230	37,107	35,257
Foreign exchange loss	1,160	202	229	882	365
	240,946	213,976	211,637	842,800	869,265
Income (Loss) Before Income Taxes	(19,726)	18,779	17,785	60,733	80,798
Income Taxes	(7,101)	6,009	6,404	21,865	23,125
Net Income (Loss)	(12,625)	12,770	11,381	38,868	57,673
Dividends on Preferred Shares	1,395	1,445	1,424	5,692	5,935
Interest on Subordinated Notes	1,444	1,442	1,441	5,771	4,890
Net Income (Loss) Available to Common Shareholders	$ (15,464)	$ 9,883	$ 8,516	$ 27,405	$ 46,848
Summary of Net Income (Loss) Available to Common Shareholders					
Steel business	$ (1,316)	$ 12,394	$ 11,392	$ 24,524	$ 62,419
Non-recurring items	(6,400)	-	-	18,560	-
Net interest income (expense)	(4,167)	513	136	(3,652)	(4,478)
Foreign exchange loss	(742)	(137)	(147)	(564)	(268)
Dividends on preferred shares	(1,395)	(1,445)	(1,424)	(5,692)	(5,935)
Interest on subordinated notes	(1,444)	(1,442)	(1,441)	(5,771)	(4,890)
	$ (15,464)	$ 9,883	$ 8,516	$ 27,405	$ 46,848
Earnings (Loss) Per Common Share - Basic	$ (0.38)	$ 0.24	$ 0.21	$ 0.67	$ 1.15
- Diluted	$ (0.38)	$ 0.20	$ 0.20	$ 0.66	$ 0.91
Number of Common Shares Outstanding (thousands)	40,844	40,813	40,841	40,844	40,813
Annualized Return on Common Shareholders' Equity	-8%	5%	4%	4%	6%
Operating Profit (Loss) Per Ton *	$ (6)	$ 42	$ 37	$ 19	$ 51

* Excludes shipments from the Mobile Steelworks during the commissioning period

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(thousands of United States Dollars)

	For the Three Months Ended			For the Twelve Months Ended	
	31 Dec. 2001	31 Dec. 2000	30 Sept. 2001	31 Dec. 2001	31 Dec. 2000
Retained Earnings at Beginning of Period, as previously reported	$ 508,533	$ 469,029	$ 503,278	$ 475,551	$ 451,548
Cumulative Effect of Change in Accounting Policy	-	-	-	-	(8,977)
Retained Earnings at Beginning of Period, as adjusted	508,533	469,029	503,278	475,551	442,571
Net Income (Loss)	(12,625)	12,770	11,381	38,868	57,673
Dividends on Preferred Shares including part VI.I tax	(1,395)	(1,445)	(1,424)	(5,692)	(5,935)
Interest on Subordinated Notes net of income tax	(1,444)	(1,442)	(1,441)	(5,771)	(4,890)
Dividends on Common Shares	(1,292)	(3,361)	(3,261)	(11,179)	(13,748)
Issue Costs net of income tax	-	-	-	-	(120)
Retained Earnings at End of Period	$ 491,777	$ 475,551	$ 508,533	$ 491,777	$ 475,551

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. The consolidated interim financial statements are unaudited and are based on Canadian accounting principles and practices consistent with those used in the preparation of the annual financial statements.

2. Effective 01 January 2001, the company adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to the calculation of earnings per share. All per share amounts for periods prior to 2001 have been calculated in compliance with the new standard.

3. The company settled the litigation with the turnkey contractors of the Montpelier Steelworks during the three month period ended 30 June 2001. As a result of the $49 million settlement, the company recorded income of approximately $39 million representing claims for lost business and reimbursement of legal costs and approximately $10 million was recorded to cover the cost of capital asset improvements. The effect of the settlement on basic earnings per common share was an increase of $0.61 in the second quarter ended 30 June and year ended 31 December 2001.
The company recorded a $10 million write-down of assets held for sale or redeployment in the fourth quarter to reflect their most recent valuation. The effect of the write-down on basic earnings per common share was a decrease of $0.16 in the fourth quarter and year ended 31 December 2001.

4. Excluded shipments from the Mobile Steelworks were 91,200 tons in the third quarter and 109,200 tons year to date.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States Dollars)

	For the Three Months Ended 31 Dec. 2001	For the Three Months Ended 31 Dec. 2000	For the Twelve Months Ended 31 Dec. 2001	For the Twelve Months Ended 31 Dec. 2000
Cash Derived From (Applied To)				
Operating Activities				
Working capital provided by operations	$ (21,292)	$ 25,874	$ 57,766	$ 92,166
Change in non-cash operating working capital	39,469	(15,806)	50,557	(69,412)
	18,177	10,068	108,323	22,754
Financing Activities				
Common share dividends	(1,292)	(3,361)	(11,179)	(13,748)
Issue of subordinated notes (net of issue costs)	-	-	-	89,824
Common shares issued pursuant to share option plan	32	-	391	115
Preferred share dividends	(1,296)	(1,340)	(5,337)	(5,540)
Subordinated notes interest	-	-	(8,500)	(3,161)
Proceeds from sale-leaseback of capital assets	-	158,001	15,000	158,001
Issue of long-term debt	25,000	60,000	120,000	70,000
Repayment of long-term debt	(12,000)	-	(73,100)	(21,100)
	10,444	213,300	37,275	274,391
Investing Activities				
Expenditures for capital assets	(14,311)	(94,446)	(155,775)	(368,190)
Investment	-	-	(1,993)	(2,075)
	(14,311)	(94,446)	(157,768)	(370,265)
Effect of exchange rate changes on cash and cash equivalents	716	446	(3,489)	(3,560)
Increase (Decrease) in Cash and Cash Equivalents less Bank Indebtedness	15,026	129,368	(15,659)	(76,680)
Cash and Cash Equivalents less Bank Indebtedness at Beginning of Period	(12,534)	(111,217)	18,151	94,831
Cash and Cash Equivalents less Bank Indebtedness at End of Period	$ 2,492	$ 18,151	$ 2,492	$ 18,151

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(thousands of United States Dollars)

	31 Dec. 2001	31 Dec. 2000
Current Assets		
Cash and cash equivalents	$ 37,492	$ 18,151
Accounts receivable, net	116,708	166,449
Inventories	239,394	225,958
Other	2,031	2,631
Income taxes allocated to future years	44,490	34,409
	440,115	447,598
Current Liabilities		
Bank indebtedness	35,000	-
Accounts payable and accrued charges	160,718	161,145
Current portion of long-term debt	21,100	21,100
	216,818	182,245
Working Capital	223,297	265,353
Non-Current Assets		
Capital and other	1,165,829	1,084,244
Income taxes allocated to future years	126,123	88,066
	1,291,952	1,172,310
Total Investment	1,515,249	1,437,663
Long-Term Debt	386,809	343,822
Other Long-Term Liabilities	234	4,365
Income Taxes Allocated to Future Years	142,668	104,842
	529,711	453,029
Shareholders' Equity	$ 985,538	$ 984,634
Derived from		
Preferred Shares	$ 98,545	$ 98,572
Common Shares	256,163	255,772
Subordinated Notes	104,250	104,250
Retained Earnings	491,777	475,551
Cumulative Translation Adjustment	34,803	50,489
	$ 985,538	$ 984,634
Ratio of Current Assets to Current Liabilities	2.0 : 1	2.5 : 1

ipsco

News Release

For Immediate Release

IPSCO Announces Cash Dividends

[Lisle, Illinois] [5 February 2002] -- IPSCO Inc. (NYSE/TSE:IPS) announced today a cash dividend on its common shares of $0.05 (Canadian) per share payable 28 March 2002 to shareholders of record at the close of business on 11 March 2002. The Company also announced a cash dividend of $0.34375 (Canadian) per Cumulative Redeemable First Preferred Share, Series 1 payable 15 May 2002 to shareholders of record at the close of business on 30 April 2002.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

Company Contact:
Anne Parker
Vice President, Trade Policy and Communications
IPSCO
Tel. (630) 810-4790
Release #02-06

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